PARNASSUS INVESTMENTS
1 Market Street | Suite 1600 | San Francisco, CA 94105 | (415) 778-0200
www.parnassus.com

March 30, 2010

Via FAX and EDGAR

Ms. Christina L. DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street NE
Washington DC 20549-8626

Re:
Oral Comments provided to Parnassus Investments based on Commission review of Parnassus Funds and Parnassus Income Funds annual report dated December 31, 2009,
N-CSR filing dated December 31, 2009, filed February 12, 2010.
Parnassus Funds Investment Company Act file # 811-04044
Parnassus Income Funds Investment Company Act file # 811-06673

Dear Ms. DiAngelo:

Parnassus Investments Inc. (the “Company”) respectfully submits this letter on behalf of the Parnassus Funds and Parnassus Income Funds (the “Funds”) in response to the Commission’s oral comments made known to us on March 3, 2010 regarding the Funds annual report and related N-CSR filings for year ending December 31, 2009. We appreciate the care with which the commission reviewed the annual filings and have attempted to address all comments below.  We have, for convenience, reproduced a paraphrasing of the staff oral comments followed by our responses.

1.	Comment: Parnassus Mid-Cap Fund (pg. 1, 2009 annual report) reference to outperforming the Russell Mid-Cap Index is inaccurate.

a.
After reviewing the statement in question, it appears the representation made in paragraph one on page one is inaccurate; the Parnassus Mid-Cap Fund did not outperform the Russell Mid-Cap index for the one-year period ended December 31, 2009.  In future reports more attention will be given to verifying statements regarding fund performance in the shareholder letter and other narrative statements.

2.	Comment: Average Annual Total Returns tables (multiple pages, 2009 annual report) shows Prospectus expense ratios, add disclosure referencing the financial highlights for most current expense ratio.

a.	Parnassus will add the disclosure referencing the financial highlights as the source of the most current expense ratio.

3.	Comment: Information Technology seems large on pie chart for Parnassus Fund (pg. 4, 2009 annual report)

a.
Information presented in the Fund pie charts represents the Fund holdings as classified by the Standard and Poor’s Global Industrial Classification Standard (GICS).  GICS uses Sector, Industry Group, Industry and Sub Industry to classify securities.  There are 10 GICS sectors used in the pie chart; only those sectors that the Fund has investments in will be represented.  The Statement of Investments for the Parnassus Fund classifies securities at an industry level, thus providing more categories and detail for shareholders.

4.	Comment: Disclosure referencing expense ratio reduction from 1.40% to 1.20% in December of 2008 not necessary? (pg. 11 & 14, 2009 annual report)

a.
Parnassus  reduced the expense ratio from 1.40% to 1.20% effective December 31, 2008, and disclosure was added to clarify this reduction as being effective as of that date. Going forward, this disclosure is no longer necessary and will be removed from the annual report and prospectus.

5.	Comment: It was agreed that no written response is needed regarding the Parnassus Small-Cap Fund change in Lipper peer group from Lipper Small-Cap Core to Lipper Small-Cap Value.

6.	Comment: Expand Total Net Assets by share class (pg. 42, annual report) on Statement of Assets and Liabilities

a.	Per the AICPA audit guide, section 5.89 Exhibit 5-3 (AAG-INV 5.89) Parnassus will include the breakout of total net assets by share class in future reports.

7.	Comment: FAS 157 disclosure (pg. 51, 2009 annual report) does not include major category breakouts

a.	In future reports, Parnassus will include per FAS 157-4, major category breakouts for each fund and corresponding valuation levels.

8.	Comment: In the Prospectus dated May 1, 2009, line item fee waiver needs to be removed for voluntary fees waivers (pg. 12, 2009 Prospectus)

a.	Parnassus Investments has agreed to contractually waive fees above 0.75%, and this will be reflected going forward.

9.
Comment: In the Prospectus dated May 1, 2009 (pg. 13, 2009 Prospectus) shareholder fees and expenses should indicate one year fees include contractual expense ratio and years 3, 5, 10 include gross expense ratio.

a.
Parnassus will add language to the leading paragraph before the expense table indicating that the “One Year” fees include the contractual expense ratio and years 3, 5, 10 include the gross expense ratio.

10.	Comment: Footnote #3 (pg. 52 annual report) the cost of investments plus unrealized does not equal the book market value

a.
Footnote #3 tax basis “cost of investments” represents cost of investments of long-term securities adjusted by current year wash sale loss deferrals.  Current year wash sale loss deferrals of $2,205,818, $10,361,026, $81,133, $638,679 and $160,432 were recognized in footnote #3 for Parnassus Fund, Parnassus Equity Income Fund, Parnassus Mid-Cap Fund, Parnassus Small-Cap Fund and Parnassus Workplace Fund, respectively.  Per IRS wash sale regulations if a loss is disallowed because of the wash sale rules,  the disallowed loss must be added to the cost of the new stock or securities. The result is the basis in the new stock or securities. This adjustment postpones the loss deduction until the disposition of the new stock or securities. The Fund’s holding period for the new stock or securities begins on the same day as the holding period of the stock or securities sold.

b.	The tax cost basis in footnote #3, adjusted by wash sale amounts as indicated above, reflects the book cost basis as reflected in the Statement of Investments and Statement of Assets and Liabilities.

11.	Comment: Semi-Annual Report Annual Disclosure for Investment Advisory Renewal – add more detail to the rationale, such as, including peer group ranking or returns.

a.	Going forward, Parnassus will include additional details regarding the renewal of the advisory contract, such as the specific items reviewed by the board, including the 15c-3 report.

The Company  hereby acknowledges that (i) the Funds are responsible for the accuracy and adequacy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Funds may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

I hope the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact me at 415-778-0200.

Regards,

/S/Marc C. Mahon
Treasurer
Parnassus Funds and Parnassus Income Funds

Chief Financial Officer
Parnassus Investments